Supplemental Proxy Information

The Annual Meeting of the Stockholders of The Malaysia Fund,
Inc. was held on June 21, 1999. The following is a summary of each proposal presented and the total number of shares voted:

1.  To elect the following Directors:   Peter J. Chase
                                        David B. Gill
                                        Michael F. Klein

2. To ratify the selection of PricewaterhouseCoopers LLP as independent accountants of the Fund


        Votes in        Votes           Authority       Votes
        Favor of        Against         Withheld        Abstained
        ---------       --------        ----------      ----------
    1.  5,814,509       --              97,778          --
        5,814,309       --              97,978          --
        5,812,348       --              99,939          --

    2.  5,851,761       23,194          --              37,332